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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004
COMMISSION FILE No. 1-8887

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐                        Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                        No ☒

This Form 6-K/A is being filed to correct a typographical error made on Exhibits 32.1 and 32.2 to Form 6-K filed on July 27, 2004 which incorrectly stated that such exhibits had been executed by the respective officers on June 27, 2004 instead of July 27, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED
By:	/s/ RUSSELL K. GIRLING Russell K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer
By:	/s/ LEE G. HOBBS Lee G. Hobbs Controller

October 25, 2004

EXHIBIT INDEX

32.1
Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

32.2
Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

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SIGNATURES
EXHIBIT INDEX